UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004

Commission File No.                      1-8491

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HECLA MINING COMPANY CAPITAL ACCUMULATION PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hecla Mining Company 6500 North Mineral Drive, Suite 200 Coeur d’Alene, ID 83815-9408

REQUIRED INFORMATION

Page No.

	Signatures	3

(a)	Financial Statements

	Report of the Independent Registered Public Accounting Firm	F-1

	Statements of Net Assets Available for Benefits at December 31, 2004 and 2003	F-2

	Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2004 and 2003	F-3

	Summary of Accounting Policies	F-4

	Notes to Financial Statements	F-6

Schedules:

	Schedule of Assets Held for Investment Purposes at Year End	F-13

	Schedules I, II and III have been omitted as provided under SEC Release No. 33-6867.	*

(b)	Exhibits

	23 Consent of BDO Seidman, LLP to incorporation by reference of their report dated June 27, 2005 on the audit of the financial statements of the Hecla Mining Company Capital Accumulation Plan.	4

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of the Hecla Mining Company Capital Accumulation Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HECLA MINING COMPANY CAPITAL ACCUMULATION PLAN

/s/ Lewis E. Walde, CFO	June 27, 2005

3

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee
      of the Hecla Mining Company Capital Accumulation Plan
Coeur d’Alene, Idaho

We have audited the accompanying statements of net assets available for benefits of the Hecla Mining Company Capital Accumulation Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

Spokane, Washington
May 12, 2005

Hecla Mining Company
Capital Accumulation Plan

Statements of Net Assets Available for Benefits

December 31,	2004	2003

Assets

Investments, at fair market value:
Money market funds	$1,352,164	$1,455,123
Mutual funds	5,557,461	5,052,011
Common stock of Hecla Mining Company,
including cash of $23,270 and $28,351	603,135	802,813
Participant loans	77,672	12,183

Total investments	7,590,432	7,322,130

Receivables:
Employer contribution	92,483	83,755
Participant contributions	2,186	1,167

Total receivables	94,669	84,922

Net assets available for benefits	$7,685,101	$7,407,052

See accompanying summary of accounting policies and notes to financial statements.

Hecla Mining Company
Capital Accumulation Plan

Statements of Changes in Net Assets Available for Benefits

Years ended December 31,	2004	2003

Additions:
Interest income	$13,344	$9,687
Dividend income	57,457	41,661
Net appreciation in fair market value of investments	262,528	1,311,016

	333,329	1,362,364

Contributions:
Participants	591,506	500,531
Employer matching	92,483	83,755

	683,989	584,286

Total additions	1,017,318	1,946,650

Deductions:
Distribution to participants	(739,269)	(921,979)

Total deductions	(739,269)	(921,979)

Increase in net assets available for benefits	278,049	1,024,671

Net assets available for benefits:
Beginning of year	7,407,052	6,382,381

End of year	$7,685,101	$7,407,052

See accompanying summary of accounting policies and notes to financial statements.

Hecla Mining Company
Capital Accumulation Plan

Summary of Accounting Policies

Basis of Accounting	The Plan’s financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition	Investments in mutual funds are reported at quoted market value for the number of shares held by the Plan at year-end. Money market funds are recorded at cost, which approximates fair value. Hecla Mining Company common stock is valued at its quoted market price, per the New York Stock Exchange.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits	Benefits are recorded when paid.

Estimates	The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ materially from those estimates.

Hecla Mining Company
Capital Accumulation Plan

Summary of Accounting Policies

Risks and Uncertainties	The Plan invests in Funds that invest in a combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Hecla Mining Company
Capital Accumulation Plan

Notes to Financial Statements

1. Description of Plan	The following descriptions and disclosures about the Plan provide only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan, which originally became effective on January 1, 1986. The Plan provides for incentive savings through investments, which qualify under the Internal Revenue Service of the United States of America (“IRS”) section 401(a) for tax deferral status. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Eligible Employees
All salaried and substantially all non-union hourly employees of Hecla Mining Company (the “Company”) who are citizens of the United States and have more than two months of service and at least 165 hours of service are eligible to enroll in the Plan effective the next payroll period. Non-resident aliens and leased employees are not allowed to participate in the Plan.

Contributions
Non-highly and highly compensated participants, as defined in the Plan, may contribute from 2% to 15% and 2% to 10% of their compensation, respectively. Employees who do not affirmatively specify their instructions with regard to participation in the Plan will automatically have 3% of their compensation reduced for contribution. Total pre-tax contributions may not exceed $13,000 and $12,000 for the years ended December 31, 2004 and 2003, respectively. Contributions may be suspended at any time upon thirty days written notice by the participant. Reinstatement and changes in contributions are effective for the following payroll period. Participants may also contribute amounts to the Plan previously contributed to another qualified plan.

Hecla Mining Company
Capital Accumulation Plan

Notes to Financial Statements

The Company makes matching contributions equal to 25% on deferred contributions, up to 6% of the participant’s compensation. The Company may also make a discretionary profit sharing contribution for any plan year. No profit sharing contributions were made for the years ended December 31, 2004 or 2003.

Participant Accounts
Separate accounts are maintained for each participant. Each participant’s account is credited with the participant’s contribution, employer’s matching contribution, plan earnings and an allocation of the Company’s discretionary profit-sharing contribution, if any. Allocations of the Company’s contribution and plan earnings are based on participant account balances, as defined in the plan document. The participant’s benefit is limited to the benefit that has accumulated in the participant’s account. Currently the Plan offers nine investment options for participants. Participants may elect to change the amounts invested in any one or all of the individual options effective the following payroll period.

Vesting
Participant contributions and the Company’s matching and discretionary contributions are 100% vested at all times.

Payment of Benefits
Distributions are made upon termination, death, disability or retirement. Participants or their beneficiaries will receive payment of benefits as follows: (a) balances of $5,000 or less will be distributed in a lump sum, or (b) balances greater than $5,000 in various optional forms of distribution. Withdrawals from the Plan may also be made upon circumstances of financial hardship, in accordance with provisions specified in the Plan.

Hecla Mining Company
Capital Accumulation Plan

Notes to Financial Statements

Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

Administrative Expenses
Expenses for administration of the Plan are paid directly by the Company.

2. Investments	The following investments represent 5% or more of the Plan’s net assets:

December 31,	2004	2003

Strong Money Market Fund	$1,352,164	$1,455,123
Strong Moderate Portfolio	1,211,930	1,164,402
Janus Overseas Fund	614,184	485,432
Strong Growth and Income Fund	1,675,863	1,632,172
Strong Growth Fund	1,117,755	1,024,144
Strong Opportunity Fund	392,604	414,932
Hecla Common Stock Fund	603,135	802,813

*Less than 5%

The net appreciation in the fair value of the mutual funds for 2004 and 2003 was $485,939 and $987,448, respectively. The net depreciation (appreciation) in the fair value of the common stock of Hecla Mining Company for 2004 and 2003 was ($223,411) and $323,568, respectively.

The separate investment funds as described below were available for the years ended December 31, 2004 and 2003.

Hecla Mining Company
Capital Accumulation Plan

Notes to Financial Statements

Low Risk Funds

Strong Money Market Fund - The objective of the Fund is to seek current income, a stable share price and daily liquidity. The Fund invests in corporate, bank and government instruments that present minimal credit risk.

Strong Government Securities Fund - Under normal conditions, at least 80% of its net assets are invested in higher-quality bonds issued by the U.S. government or its agencies. The fund’s dollar-weighted average effective maturity will normally be between five and ten years. To a limited extent, the fund may also invest in dollar-denominated foreign securities.

Capital Medium Risk Funds

SSGA S&P 500 Index Fund - The objective of the fund is to seek to replicate the total return of the S&P 500 index by investing in all 500 stocks in the S&P 500 index in proportion to the weighting of the index.

Strong Moderate Portfolio - The objective of this portfolio, which consists of Strong Funds designed to pursue moderate objectives, is to seek total return by investing primarily for capital growth and secondarily for income. The fund invests in a combination of stocks, bonds and cash.

High Risk Funds

Janus Overseas Fund - The objective of the fund is to seek long-term growth of capital. The fund normally invests at least 65% of its assets in common stocks of issuers located in at least five foreign countries. However, the fund may invest in companies of any size, regardless of country of origin.

Hecla Mining Company
Capital Accumulation Plan

Notes to Financial Statements

Strong Growth and Income Fund - The objective of the fund is to seek high total return by investing in capital growth and income. The fund invests primarily in companies that pay current dividends and offer potential growth of earnings.

Strong Growth Fund - The objective of the fund is to seek capital growth by investing in companies that, regardless of size, have powerful earnings growth stemming from robust expansion, market dominance, accelerating sales and proven management.

Strong Opportunity Fund - The objective of the fund is to seek capital growth by investing in medium-sized companies believed to be under-researched and attractively valued.

Hecla Common Stock Fund - The fund consists of Hecla common stock and cash. The Fund is considered to be a high-risk option because of absence of diversity and price movement subject to the uncertainties of both the stock and precious metals markets.

3. Plan Termination	Although it has not expressed intent to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. All assets remaining in the Plan after payment of any expenses properly chargeable against the Plan shall be paid to participants in such a manner, as the Plan administrator shall determine.

4. Related-Party Transactions	Certain Plan investments are shares of mutual funds managed by Strong Retirement Plan Services. Strong Retirement Plan Services serves as the agent of State Street Bank and Trust Company, the trustee, and, therefore, these transactions qualify as party-in-interest transactions. Certain Plan investments are shares in Hecla Mining Company common stock; therefore, these transactions also qualify as party-in-interest transactions.

Hecla Mining Company
Capital Accumulation Plan

Notes to Financial Statements

5. Income Tax Status	The Employer has not received a letter from the IRS informing them the Plan is qualified and exempt under Section 401(a) of the Internal Revenue Code. However, the Plan is a prototype plan for which the Plan’s trustee has obtained a favorable ruling from the IRS regarding its tax-exempt status. Management of the Company and the Plan administrator believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

6. Subsequent Event	Effective February 1, 2005, The Company changed its provider from Strong Retirement Plan Services to The Vanguard Group.

Supplemental Schedule

Hecla Mining Company
Capital Accumulation Plan

Schedule of Assets Held for Investment Purposes at End of Year
December 31, 2004

EIN:    82-0126240
Plan Number:  004

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost **	(e) Current Value

*	Strong Money Market Fund	Cash equivalents at various interest rates averaging 0.8% in 2004		$1,352,164

*	Strong Government Securities Fund	Mutual fund consisting of 34,718 shares		$372,866

	SSGA S&P 500 Index Fund	Mutual fund consisting of 8,626 shares		$172,259

*	Strong Moderate Portfolio	Mutual fund consisting of 118,933 shares		$1,211,930

	Janus Overseas Fund	Mutual fund consisting of 25,317 shares		$614,184

*	Strong Growth and Income Fund	Mutual fund consisting of 78,568 shares		$1,675,863

*	Strong Growth Fund	Mutual fund consisting of 57,765 shares		$1,117,755

*	Strong Opportunity Fund	Mutual fund consisting of 8,461 shares		$392,604

*	Hecla Common Stock Fund	Common stock of the Company consisting of 99,458 shares, par value $0.25, and $23,270 of cash		$603,135

*	Participant loans	Six loans with interest rates ranging from 5.00% - 5.75% maturing through October of 2019		$77,672

* Represents party-in-interest to the Plan
** The cost of participant directed investments is not required to be disclosed.